



Southern Union Company

Investor Call & Webcast

September 17, 2004

Safe Harbor for Forward-Looking Statements



This presentation and other Company reports and statements issued or made from time to time contain certain "forward-looking statements" concerning projected financial performance, expected plans or future operations. Southern Union Company cautions that actual results and developments may differ materially from such projections or expectations.

Investors should be aware of important factors that could cause actual results to differ materially from the forward-looking projections or expectations. These factors include, but are not limited to: weather conditions in the Company's service territories; cost of gas; regulatory and court decisions; the receipt of timely and adequate rate relief; the achievement of operating efficiencies and the purchase and implementation of any new technologies for attaining such efficiencies; impact of relations with labor unions of bargaining-unit employees; the effect of any stock repurchases; and the effect of strategic initiatives (including: any recent, pending or potential acquisitions or mergers, restructuring activities, any sales of non-core assets, and any related financing arrangements including refinancings and debt repurchases) on earnings and cash flow.

Contact:
Southern Union Company
John F. Walsh, (570) 829-8662
jwalsh@southernunionco.com

Agenda



- Transaction Summary

- Joint Venture Partner

- Pro Forma Footprint

- Q & A



Transaction Summary

Transaction Timeline - 2004



Bids Due to Creditor's Committee		Sale Order Hearing		Investor Call		Transition

June 24th	Aug. 23rd	Sept. 1st	Sept. 10th	Sept. 16th	Sept. 17th	Dec. 17th

CCE Holdings named Stalking Horse Bid	Scheduled Auction- CCE JV Named Best Bid	Announced Sale of Northern Plains	PSA Termination Date



- CrossCountry Energy acquisition is consistent with Southern Union's stated growth strategy

- Transforms the Company into one of the top pipeline companies in the nation

- Improves geographical and operational scope by accessing increasing natural gas reserves and fast growing markets

- Shift in business profile to over 70% transportation, storage and LNG from 55%

- Accretive to earnings in first year

Transaction Overview



■ Acquired Entity:	CrossCountry Energy, LLC
■ Acquiring Entity:	CCE Holdings, LLC – a joint venture between SUG and GE Commercial Finance's Energy Financial Services
■ Purchase Price:	$2.45 billion, including the assumption of certain consolidated debt
■ Required Approvals:	FTC, PA, MO – received MA – timely approval expected
■ Estimated Closing:	No later than mid-December 2004

Strategic Rationale of Acquisition



- Transforming transaction that furthers Southern Union's growth in the regulated natural gas industry

- Significant North American natural gas infrastructure and access to key markets and sources of supply
  - Southern California and Florida are two of the fastest growing natural gas markets
  - Provides access to growing natural gas reserves in the San Juan and Rocky Mountain regions as well as LNG in the Gulf of Mexico

- High-quality assets with strong management team, consistent performance and significant growth opportunities

- Significant integration synergies to be achieved with Panhandle and Southern Union operations

- Stable cash flow and earnings generation from regulated assets

Sale of Northern Plains Natural Gas Company



- Northern Plains determined by JV to be a non-core asset to CCE Holdings

- Sale to ONEOK for $175MM

- Sale approved by Board of Directors of each company

- Sale expected to close immediately upon closing of CrossCountry Energy acquisition

Transition Plan



- Recently commenced transition planning

- CCE Holdings to work closely with management at Enron and CrossCountry to ensure a timely and smooth transition

Proven Integrator



- Successfully integrated five LDC acquisitions over past decade

- Successfully integrated Panhandle Energy acquisition over past 15 months

- Key objectives of Panhandle Energy integration
  - Financial:
    - Annual cost savings objective of $15MM largely achieved
  - Strategic:
    - Successful development of scalable operating platform



Southern Union
Joint Venture Partner

Joint Venture Partner



- **GE Commercial Finance's Energy Financial Services**
  - o GE Commercial Finance has over $220 billion in assets
  - o Strong presence in energy industry – providing financial solutions from wellhead to wall socket
  - o Independent equity investor
  - o Significant experience and expertise in acquisition integrations

- **Southern Union to operate CrossCountry Energy under a management agreement**



Southern Union
Pro Forma Footprint

Pro Forma Map of Operations



New England Gas Company
PG Energy
Missouri Gas Energy
Panhandle Eastern Pipe Line
Transwestern Pipeline
Trunkline Gas
Florida Gas Transmission
storage
Trunkline LNG
Sea Robin Pipeline

Growth Strategy



Southern Union's growth strategy is both **dynamic** and **disciplined**, and includes the following objectives:

o   Acquisitions to be in the regulated natural gas industry

o   Acquisitions to be accretive to earnings

o   Acquisitions to be funded in a manner that allows the Company to continue balance sheet improvement

o   Acquisitions to add significant, long-term shareholder value



Q & A